                                July 15, 2019
VIA EDGAR
Lisa Larkin, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    Capital Southwest Corporation (the “Company”)
Registration Statement on Form N-2
File No. 333-232492

Dear Ms. Larkin:
Please accept this letter as an amendment to the Registration Statement on Form N-2 (File No. 333-232492) filed with the Securities and Exchange Commission on July 1, 2019 to include the delaying amendment language required by Rule 473 of the Securities Act of 1933, as amended, as follows:
“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.”
The Company requests that the Staff contact Steven B. Boehm, Esq. at (202) 383-0176 or Payam Siadatpour, Esq. at (202) 383-0278 with any questions or comments.

Capital Southwest Corporation

/s/ Michael S. Sarner
Michael S. Sarner
Chief Financial Officer, Secretary and Treasurer